Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings:
Net Income	$(8,534)	$(4,126)	$(94,054)	$(40,272)	$6,377	$16,846
Fixed Charges	$2,751	$5,109	$7,363	$7,577	$17,188	$20,582

Total Earnings	$(5,783)	$983	$(86,691)	$(32,695)	$23,565	$37,428

Fixed Charges:
Interest including amortzation of debt issuance cost	$2,751	$5,109	$7,363	$7,577	$17,188	$20,582

Total Fixed Charges	$2,751	$5,109	$7,363	$7,577	$17,188	$20,582

Ratio of Earnings to Fixed Charges	*	*	*	*	1.37	1.82

*     Earnings for the six months ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011 were inadequate to cover fixed charges by $8,534, $4,126, $94,054 and $40,272, respectively.